UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 29, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

UBS Group AG produces regular annual and quarterly reports, which are submitted to the
SEC under Forms 20-F and 6-K, respectively. UBS Group AG’s consolidated financial statements are prepared in accordance with IFRS Accounting Standards. SEC regulations require certain additional
disclosures to be included in registration statements relating to offerings of securities.

Certain of these
additional disclosures follow herein, and should be read in conjunction with the annual report on Form
20-F for the year ended 31 December 2024 of UBS Group AG, filed with the SEC on March 17,

2025,
as well as UBS Group AG's first quarter 2025 report, submitted to the SEC on Form 6-K on April 30,
2025, UBS Group AG's second quarter 2025

report, submitted to the SEC on Form 6-K on July 30,
2025, and UBS Group AG’s third quarter 2025 report, submitted to the SEC on Form 6-K on October
29, 2025.

Capitalization of UBS Group AG
The

table

below

presents

the

consolidated

capitalization

of

UBS

Group

AG

in

accordance

with

IFRS

Accounting
Standards in US dollars, the presentation currency of UBS Group AG.
As of
USD m 30.9.25 30.6.25
Debt:
Short-term debt issued

1

85,206

97,241
Long-term debt issued

2

247,317

240,990
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments

17,919

16,608
of which: eligible as non-Basel III-compliant tier 2 capital instruments

196
Total debt issued

3

332,523

338,231
Equity attributable to shareholders

89,899

89,277
Equity attributable to non-controlling interests

305

422
Total capitalization

422,727

427,931
1 Short-term debt issued consists of debt issued (reflected on the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by

UBS Group AG and
its subsidiaries with a remaining contractual maturity

of less than one year without considering any

early redemption features.

2 Long-term debt issued consists of debt

issued (reflected on
the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by UBS Group AG and

its subsidiaries with a remaining contractual maturity of more than one year without considering any early redemption features.

3 As of 30 September 2025, 87% of the total debt issued was unsecured.

This

Form

6-K

is

hereby

incorporated

by

reference

into

each

of

the

registration

statements

of

UBS
Group AG

on Form

S-8 (Registration

Numbers 333-200634;

333-200635; 333-200641;

333-200665;
333-215254;

333-215255;

333-228653;

333-230312;

333-249143

and

333-272975),

and

into

each
prospectus outstanding under any of the foregoing registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Copetti-Campi ______________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

October 29, 2025